Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

This filing relates to the proposed merger between Ensco plc (the “Company”) and Atwood Oceanics, Inc. (“Atwood”)  pursuant to the terms of an Agreement and Plan of Merger, dated as of May 29, 2017 (the “Merger Agreement”), by and among the Company, Atwood and Echo Merger Sub LLC, a wholly owned subsidiary of the Company. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by the Company on May 30, 2017, and is incorporated by reference into this filing.

On August 14, 2017, the Company posted to its website a presentation providing an overview of the rationale for and the benefits of its pending acquisition of Atwood pursuant to the Merger Agreement. The presentation is set forth in the following slides.

Ensco/Atwood: An Overview of Strategic Rationale and Value August 14, 2017

Forward-Looking Statements Statements included in this presentation regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco plc (“Ensco”) following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as "anticipate," "believe," “contemplate,” "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood Oceanics, Inc. (“Atwood”), delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the "SEC"), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this presentation is as of today. Except as required by law, both Ensco and Atwood disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise. Important Additional Information Regarding The Transaction In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Atwood with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC will be available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Service of Process Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

A Compelling Transaction for Shareholders Acquisition of best-in-class assets improves Ensco fleet High-grades portfolio of floaters and jackups Contracting opportunities for high-specification assets in current market Terms of acquisition and timing are advantageous Accretive to shareholder value Compelling purchase price Significant upside from acquired fleet Pro forma company maintains financial flexibility and sufficient liquidity to cover debt maturities through 2024 $1.0B of cash & short-term investments + fully available revolving credit facility ($2.25B through Sept. 2019 & $1.13B through Sept. 2020) <$1.0B of debt maturities before 2024 following repayment of Atwood debt The Atwood Transaction Adds High-Specification Assets At Attractive, Below-Market Values, Providing Substantial Upside To Offshore Recovery While Maintaining Financial Flexibility Through 2024

Acquisition Renews Fleet and Enhances Capabilities Source: IHS ODS-Petrodata, Company Analysis 1 Drillships capable of operating in at least 10,000’ of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons Best-In-Class1 Drillships Secure Ensco’s Position In The High Specification UDW Market 33% 100% 100% 50% 100% 57% 25% nm % of Drillship Fleet that is Best-In-Class1 0% 0% 0% Semisubmersibles Augment Ensco’s Capabilities Jackups Refresh Ensco’s Shallow-Water Fleet Atwood’s high-specification ultra-deepwater semis improve Ensco’s semis by adding enhanced well control, water depth and mooring capabilities along with a long-standing reputation in the Australian market Atwood’s five premium jackups help to refresh Ensco’s shallow-water fleet, enabling the rationalization of older assets over time NE Floater fleet renewal in scale is required for Ensco to remain competitive over time 9 6 4 4 4 4 2 0 0 0 3 RIG ESV + ATW ATW DO RDC ORIG ESV SDRL PACD NE All Other PACD

Recent Marketing Success Supports Timing is Right to Add High-Specification Assets 1 2 1 2 Drillship Contract Awards Demonstrate Strong Customer Demand For High-Specification Assets ENSCO DS-4 ENSCO DS-7 Atwood Achiever Two-year contract offshore Nigeria One 1-year option ENSCO DS-10 One-year contract offshore Nigeria Five 1-year options One-well contract offshore Ivory Coast Anticipate further work beginning 1Q18 One-well contract offshore West Africa Six 1-well options

Accretive to Shareholder Value1 Illustrative Market Conditions Accretion to ESV Shareholders2 Jackup utilization recovery beginning in 2018 & day rate recovery in 2019 Floater utilization recovery beginning in 2019 & day rate recovery in 2020 ~10% Source: Company Filings 1 Based on discounted cash flow analysis 2 Corresponds to Case B in Registration Statement on Form S-4 filed by Ensco with the Securities and Exchange Commission on July 20, 2017 Transaction Expected to Generate Double-Digit Accretion In Current Environment While Also Remaining Significantly Accretive in Protracted Recovery Scenarios In scenarios where a market recovery is delayed even further, more accretion is expected for ESV shareholders Pro forma fleet will have a larger number of best-in-class assets following the acquisition of the Atwood fleet, and these assets are expected to be the most in-demand rigs regardless of market conditions Higher relative contribution from synergies

Purchase Price Reflects Attractive Implied Per-Floater Valuation

Unique Opportunity To Acquire Multiple Offshore Assets At Significant Discount To Market Values

Atwood Oceanics

$MM	At Offer	Current
Aggregate Consideration[1,2]	**$1,760**	**$1,434**
Less: Illustrative Jackup Fleet Consideration[3]	(375)	(375)
Less: Value of Jackup Backlog[4]	(8)	(6)
Implied 6G / 7G Floater Consideration	**$1,377**	**$1,053**
Plus: Unfunded Floater Capex[5]	290	290
Less: Value of Capital Spares and Inventory[5]	(185)	(185)
Less: Value of Floater Backlog[4]	(152)	(111)
Implied 6G / 7G Floater Fleet Consideration	1,330	1,047
Implied Consideration Per 6G / 7G Floater[6]	**$222**	**$174**
Implied Cash Consideration Per 6G / 7G Floater[7]	*136*	*136*

Purchase Price Highlights

- Purchase price for Atwood's six floaters (four drillships and two semisubmersibles) estimated to be ~$222MM per floater
- Per-rig consideration offered is significantly lower than values for comparable asset opportunities
- Low implied cash consideration per floater preserves liquidity while significantly enhancing ultra-deepwater capabilities/scale
- Limited number of best-in-class[8] drillships globally – pro forma fleet will have ~20% of total supply

Source: Company Filings, Morgan Stanley Equity Research, Capital IQ

[1] "At offer" data as of May 26, 2017, ATW Offer Equity Value of $897MM ($10.72 per share) + Debt of $1,299MM – Cash at $435MM = ATW Aggregate Value of $1,760MM
[2] "Current" data as of August 9, 2017, ATW Offer Equity Value of $610MM ($7.30 per share) + Debt of $1,298MM – Cash at $474MM = ATW Aggregate Value of $1,434MM
[3] Jackup rig consideration of $75MM per rig, based on Shelf Drilling's purchase of SDRL rigs in May 2017
[4] 40% of Contract Backlog Value is used to approximate the present value of the contracted revenue streams
[5] Per ESV Management estimates
[6] Includes new builds, excludes cold-stacked
[7] At Offer calculated as (ATW Net Debt of $863MM – Capital Spares and Inventory of $185MM – ATW Value of Floater Backlog of $152MM + Floater Unfunded Capex of $290MM) / 6 Floaters; Current calculated as (ATW Net Debt of $824MM – Capital Spares and Inventory of $185MM – ATW Value of Floater Backlog of $111MM + Floater Unfunded Capex of $290MM) / 6 Floaters
[8] Drillships capable of operating in at least 10,000' of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons

8

ATW Assets Provide Substantial Upside For Ensco Shareholders in Market Recovery Under Recovery Scenarios, Significant Future EBITDA Generation is Expected from Atwood’s Floaters Per-Share Value for Ensco Shareholders ($)2 1 EBITDA calculated as (illustrative dayrates ($k/d) – average opex of $150k/d) * 95% utilization * 365 days * 6 floaters 2 As of 9 August 2017, pro forma basic shares outstanding of ~432MM shares As Percentage of Current Share Price2 Illustrative Dayrates ($/d) Illustrative Annual EBITDA Contribution From Six Atwood Floaters ($MM)1 Dayrates #### $250k $300k $350k 5x 53% 79% 105% 6x 63% 95% 127% 7x 74% 111% 148% Illustrative Multiples Dayrates 4.33 $250k $300k $350k 5x $2.40 $3.61 $4.81 6x $2.89 $4.33 $5.77 7x $3.37 $5.05 $6.73 Illustrative Multiples $104 $208 $312 $416 $520 $200k $250k $300k $350k $400k

Synergies Create Meaningful Value Source: Company Analysis $65+MM of annual run-rate expense synergies expected beginning in 2019 2018 cost synergies are projected to exceed $45MM Total synergies create more than $400+MM of present value at a 10% discount rate ~$280+MM will accrue to ESV shareholders (or $0.91 per share, representing 20% of current share price)1 Other operational and fleet management synergies that could lead to improved future utilization not included in synergy targets 1 Share price as of August 9, 2017 ATW Shore-Based Expenses ($MM) Operations Support General & Administrative $85 Following Initial Integration Planning, We Now Expect To Exceed Preliminary Synergy Targets $50 $35

Market Value of Competing Bid (Low) 3 April 25 Purchase Price Reflects Ensco’s Disciplined Approach to Acquisition Source: Company Filings 1 Based on Background of the Merger section in Registration Statement on Form S-4 initially filed by Ensco with the Securities and Exchange Commission on June 16, 2017 2 Implied ATW Enterprise Value is based on fully diluted shares outstanding of 83.6MM shares and Net Debt of $864MM 3 Market value of competing bid is calculated as the April 25, 2017 exchange ratio for the peer group (RIG, RDC, DO and NE) based on the bid of $11.00 per Atwood share, carried forward and applied to the peer group share prices as of May 30, 2017 and August 9, 2017 Ensco participated in a competitive process Premium at time of offer was less than 10% higher than the market value of prior competing bid, representing ~$10 million per rig Offer In Line With Implied Market Values From Competing Bid Competing Bid 1 ESV Final Proposal May 30 $1,621 $1,650 Implied ATW Enterprise Value ($MM) 2 Market Value of Competing Bid (High) 3 ~18% Premium to Enterprise Value ~14% Premium to Enterprise Value $1,783 $1,760

Manageable Debt Maturities in Light of Strong Balance Sheet & Liquidity $300 $ millions $1,001 $150 $1,805 $2,250 Available Revolver 1 2 Cash & ST Inv. $3,271 ESV Convertible Senior Notes ESV Senior Notes <$1.0Bn of Maturities3 to 2024 1 Pro Forma balance sheet highlights as of June 30, 2017, after giving effect to retirement of ATW’s outstanding revolving credit facility and 2020 Senior Notes with cash on hand 2 Assumes ESV’s revolving credit facility remains for the pro forma company 3 Assumes ESV cash and $474 million of ATW cash on hand used to pay down ATW revolving credit facility balance of $850 million and $449 million in ATW 2020 Senior Notes, put at 101% Source: Company Filings $2,250 $238 ESV Cash Pro Forma Balance Sheet Highlights1 $3.6B of contracted revenue backlog No secured debt & covenant lite capital structure Sufficient liquidity to cover maturities into 2024 2044 $451 $270 $955 $669 $850 2017 2018 2019 2020 2021 2022 2023 2024 2025 2027 2040 Liquidity $1,021

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